UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number:  001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 9, 2018, Verona Pharma plc (the “Company”) distributed its Annual Report and Accounts for the year ended December 31, 2017 (the “2017 Annual Report”), Notice of Annual General Meeting (the “Notice”) and a Form of Proxy (the “Proxy”) to its shareholders.

The 2017 Annual Report, Notice and Proxy are furnished herewith as Exhibits 1, 2, and 3, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Annual Report and Accounts for the year ended December 31, 2017
2	Notice of Annual General Meeting
3	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: March 22, 2018	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, Ph.D.
		Title:	Chief Executive Officer

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